(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 31, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Advisor Series I (the trust):
Fidelity Advisor Series Growth Opportunities Fund Fidelity Advisor Series Small Cap Fund (the funds)
File Nos. (002-84776) and (811-03785)
Post-Effective Amendment No. 138

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 138 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Advisor Series Growth Opportunities Fund and Fidelity Advisor Series Small Cap Fund as new series of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Advisor Series Growth Opprtunities Fund and Fidelity Advisor Small Cap Fund.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of October 23, 2013. We request your comments by August 30, 2013.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jessica Esquivel
Jessica Esquivel
Legal Product Group